GUY T. SAPERSTEIN

SUMMARY

Renowned civil rights attorney and influential figure in the American legal field with over three decades of experience in upholding justice and promoting equality. Expert in handling high-profile discrimination class actions and False Claims Act cases. A seasoned leader with a proven track record in non-profit management and policy-making, coupled with a passion for environmental conservation and outdoor activities.

WORK EXPERIENCE

Retired, Starting 2020

Board Member

Southern Utah Wilderness Alliance

- Actively participate in board meetings and decision-making processes.
- Contribute to the development and implementation of organizational strategies.
- Uphold the organization's mission to protect Utah's wilderness.

President

The Sierra Club Foundation • 2004-2006

- Led the foundation's initiatives to promote environmental conservation.
- Oversaw strategic planning, budgeting, and fundraising efforts.
- Ensured adherence to the foundation's mission and values.

Founder and Civil Rights Attorney

Law Firm • 1972 - 2001

- Founded one of America's largest plaintiffs civil rights law firms.
- Successfully prosecuted some of the largest race, sex, and age discrimination class actions in American history.
- Handled False Claims Act cases against high-profile corporations including Lockheed Missiles & Space Co., Raytheon, Boeing, and TRW.

EDUCATION

Law Degree

UC Berkeley • 1969